SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Ameron International Corporation
(Name of Issuer)

Common Stock, $2.50 par value

(Title of Class of Securities)

030710107
(CUSIP Number)

                                                   December 26, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030710107	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Masanari Iketani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 612,792
		6	SHARED VOTING POWER 0
		7	SOLE DISPOSITIVE POWER 612,792
		8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,792
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 030710107	Page 3 of 6 Pages

Item 1(a).	Name of Issuer

Ameron International Corporation (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Office

245 South Los Robles Avenue
Pasadena, California 91101-3638

Item 2(a).	Name of Person Filing

Mr. Masanari Iketani

Item 2(b).	Address of Principal Business Office or, if none, Residence:

18 Ichigaya-Funagawara-machi, Shinjuku-ku, Tokyo, 162-0826, Japan.

Item 2(c).	Citizenship

Japan

Item 2(d).	Title of Class of Securities

Common Stock, $2.50 par value (the “Common Shares”)

Item 2(e).	CUSIP Number

030710107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 030710107	Page 4 of 6 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________________________________________________

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 612,792 Common Shares
(b)	Percent of class: 6.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 612,792
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 612,792
(iv)	Shared power to dispose or to direct the disposition of: 0

The ownership percentages set forth above are based on there being 9,249,105 Common Shares outstanding as of September 17, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended August 29, 2010 (filed with the Securities and Exchange Commission on September 27, 2010).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

CUSIP No. 030710107	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 030710107	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2010
/s/ Masanari Iketani
Masanari Iketani